Filed Pursuant to Rule 424(b)(3)

Registration No. 333-70306

PROSPECTUS SUPPLEMENT NO. 13

TO PROSPECTUS DATED OCTOBER 22, 2001

$360,000,000

The PMI Group, Inc.

2.50% Senior Convertible Debentures due 2021

and

Shares of Common Stock Issuable Upon Conversion of the Debentures

This prospectus supplement supplements information contained in the prospectus dated October 22, 2001 covering the resale by selling securityholders of our 2.50% Senior Convertible Debentures due 2021, or the Debentures, and shares of our common stock issuable upon conversion of the Debentures. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. The terms of the Debentures are set forth in the prospectus.

See “Risk Factors” section beginning on page 6 of the prospectus to read about factors you should consider before purchasing the Debentures or common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Recent Developments—Consent Solicitation

On May 16, 2003, we commenced a consent solicitation seeking consents to an amendment to the indenture, dated as of July 16, 2001, between us and the Bank of New York, as trustee, under which the Debentures were issued.

The amendment would change the definition of Designated Subsidiary, which is used in connection with events of default under the indenture. The indenture currently defines a Designated Subsidiary as PMI Mortgage Insurance Co. (“PMI”), PMI Mortgage Insurance Ltd (“PMI Australia”) and PMI Mortgage Insurance Australia (Holdings) Pty Limited (“PMI Australia Holdings”), and any other existing or future, direct or indirect, Subsidiary of ours whose assets constitute 15% or more of our total assets on a consolidated basis (“Total Assets”). The indenture defines a Subsidiary as any person of which at least a majority of the outstanding voting stock is at the time in question directly or indirectly owned or controlled by us and one or more of our Subsidiaries. The amendment would change the definition of Designated Subsidiary to define a Designated Subsidiary as PMI, PMI Australia, PMI Australia Holdings and any other existing or future, direct or indirect, Subsidiary of ours whose assets constitute 25% or more of Total Assets, but excluding Fairbanks Capital Holding Corp. (“Fairbanks”) and its Subsidiaries and any of their respective successors and, in the case of any Subsidiary that is not accounted for as a consolidated entity in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, only counting for purposes of this asset test our proportionate share of the assets of such Subsidiary.

An event of default under the indenture includes, among other events:

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of The PMI Group or any Designated Subsidiary in an aggregate amount of $25 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount of the Debentures then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to The PMI Group or any Designated Subsidiary or any group of two or more Subsidiaries of ours that, taken as a whole, would constitute a Designated Subsidiary.

As of March 31, 2003, we had no Subsidiaries that constituted Designated Subsidiaries as a result of the existing asset test described above. However, Fairbanks constituted a Designated Subsidiary as of February 28, 2003 as a result of that asset test. To the extent statements in this prospectus supplement are based in whole or in part on the amount of Fairbanks’ assets, such statements are based on information provided by Fairbanks. Following the amendment, any failure by Fairbanks or any of its Subsidiaries to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Fairbanks or any of its Subsidiaries would not constitute an event of default under the indenture. In addition, events of bankruptcy, insolvency or reorganization with respect to Fairbanks or any of its Subsidiaries would not result in an event of default under the indenture because neither Fairbanks nor any of its Subsidiaries would be considered together with any other Subsidiaries of ours to determine if, taken as a group, such Subsidiaries constituted a Designated Subsidiary. Also, some current Subsidiaries, any of which might have become Designated Subsidiaries as a result of changes in their assets or Total Assets, and some possible future Subsidiaries of ours that might have otherwise constituted Designated Subsidiaries would not constitute Designated Subsidiaries as a result of the Amendment. Consequently, failures to pay indebtedness at maturity or defaults with respect to indebtedness for borrowed money by any such Subsidiary that would no longer constitute a Designated Subsidiary would not constitute events of default under the indenture. The amendment would not amend any other provisions of the indenture, including our obligation to make principal and interest (including any contingent interest and additional interest) payments on the Debentures when due, and provisions with respect to redemption, maturity, voting rights, conversion rights and ranking of the Debentures.

Under the provisions of one of Fairbanks’ credit facilities, an event of default is deemed to occur if Fairbanks’ subsidiary, Fairbanks Capital Corp. (“Fairbanks Capital”), loses its “above average” (or equivalent) residential special servicer rating from Standard & Poor’s Rating Service (“S&P”), Moody’s Investor Services (“Moody’s”) or Fitch IBCA (“Fitch”). On May 1, 2003, S&P announced a downgrade in its residential subprime and residential special loan servicer ranking for Fairbanks Capital from strong to below average as of April 30, 2003, with a stable outlook. On May 5, 2003, Moody’s downgraded Fairbanks Capital’s ratings for Primary Servicer of residential subprime mortgage loans and for Special Servicer from SQ1 (“Strong”) to SQ4 (“Below Average”). On May 13, 2003, Fitch downgraded Fairbanks Capital’s residential primary servicer rating for subprime, Alt A and Home Equity from RPS1 to RPS2 and its special servicer rating from RSS1 to RSS2, which ratings are on ratings watch negative. However, prior to such actions by the rating agencies, Fairbanks obtained a waiver under this credit agreement temporarily providing that such actions, in themselves, will not constitute events of default under the credit agreement. Notwithstanding the waiver, however, it is possible that these rating agency actions could have a material adverse effect on Fairbanks’ business and result in other defaults or events of default under this or other credit facilities to which Fairbanks or its affiliates are parties. The waiver expires on May 25, 2003.

Fairbanks utilizes various notes payable and line of credit arrangements to finance servicing and delinquency advances that it makes in the normal course of business, to finance the acquisition of mortgage servicing rights and for other business purposes. The borrowing arrangements related to advances require repayment of the financed amount as servicing receivables are collected and the borrowing arrangements related to mortgage servicing rights provide for monthly amortizing payments not to exceed 18 months. Fairbanks is highly leveraged. As of December 31, 2002, Fairbanks had total notes payable outstanding of approximately $261 million. Fairbanks must frequently make advances under servicing agreements even before the corresponding receivables payments are collected and has significant other contractual obligations in the regular course of its business. As noted above, Fairbanks utilizes various notes payable and line of credit arrangements to finance these servicing advances and other obligations. Fairbanks is in discussions with its lenders in an effort to maintain the continuing availability of its credit arrangements. However, we cannot assure you as to the outcome of these discussions.

Any of the events described in this prospectus supplement, or any restrictions imposed by Fairbanks’ lenders on access to these credit arrangements or any loss by Fairbanks of access to these credit arrangements, could have a material adverse effect on Fairbanks. As a result, in the near term Fairbanks may be unable to continue to fund its operations or pay its debts as they come due. This, in turn, could result in an event of default under the indenture if Fairbanks were a Designated Subsidiary.

As of the date hereof, to our knowledge, there is no existing event of default under the indenture. As a result of the amendment, neither Fairbanks nor any of Fairbanks’ Subsidiaries will become a Designated Subsidiary in the future as a result of changes in the levels of Total Assets and such entity’s assets.

The consent solicitation is conditioned upon the receipt of consents (which have not been revoked) from holders of record of at least a majority in aggregate principal amount of the Debentures that are outstanding and that are not owned by us or any of our affiliates before the consent solicitation expiration time. The record date for determining holders of record who may execute consents was 5:00 p.m., New York City time, on May 16, 2003. Accordingly, you will not be entitled to consent or withhold consent to the amendment with respect to any Debentures purchased after that date. In addition, any consent previously given with respect to any Debentures that you may purchase after the record date will bind you and any person to whom you may sell such Debentures with respect to those Debentures. The consent solicitation is currently scheduled to expire at 5:00 p.m., New York City time, on May 28, 2003, although we may extend that expiration time in our sole discretion.

The date of this prospectus supplement is May 19, 2003.